March 19, 2020

Suying Liu
Chairman and Chief Executive Officer
Mountain Crest Acquisition Corp.
311 West 43rd Street, 12th Floor
New York, NY 10036

       Re: Mountain Crest Acquisition Corp.
           Draft Registration Statement on Form S-1
           Filed February 21, 2020
           CIK No. 1803914

Dear Dr. Liu:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted February 21, 2020

Prospectus Cover Page, page i

1. Please briefly disclose here that you have agreed to sell to Chardan Capital Markets, LLC, an option to purchase for $100 up to a total of 750,000 units (up to 862,500 units with full exercise of over-allotment option) at $11.50 per unit. We note your disclosures in the
       "Unit Purchase Option" sections on pages 105 and 110.
2. You disclose that Sunlight Global Investment LLC and Chardan Capital Markets LLC
       and/or their designees have committed to purchase from you an aggregate of 285,000 units, or "private units," at $10.00 per private unit (for a total purchase price of
       $2,850,000). Please disclose the amount of the 285,000 units that are committed to be purchased by each Sunlight Global Investment LLC and Chardan Capital Markets LLC.
 Suying Liu
FirstNameCrest Acquisition Corp.
Mountain LastNameSuying Liu
Comapany2020
March 19, NameMountain Crest Acquisition Corp.
Page 2
March 19, 2020 Page 2
FirstName LastName
Use of Proceeds, page 54

3. Based on the disclosure on page 60, it appears that the repayment of notes payable to related parties will occur simultaneously with the offering. Please revise the use of proceeds table to clearly disclose the repayment of the debt. Dilution, page 58

4. Based on your stockholder's deficit balance of $492 and deferred offering costs of
         $100,231, it appears that your net tangible book value is a deficit of $100,723 as of
         December 31, 2019. Please revise your filing as appropriate or tell us how you arrived at the net tangible book value disclosed in your filing.
Capitalization, page 60

5. It appears from your disclosure on page 24 that redemption of the public shares is independent of your liquidation and dissolution, which must be separately approved by your remaining shareholders after such redemption. Please tell us why it is not appropriate to classify these shares entirely as temporary equity pursuant to ASC 480-10-S99-3A. In this regard, it appears that these securities are subject to a deemed liquidation event, not an ordinary liquidation event as described in this guidance.
Note 6- Commitments
Registration Rights, page F-12

6. Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.
Note 7   Stockholder's Equity, page F-14

7. You disclose in your footnote that the private warrants will be exercisable for cash or on a cashless basis, at the holder's option, and will not be non-redeemable by the company.
         You also disclose on page 10 that the private warrants may be exercised on a cashless basis and are non-redeemable. Please reconcile your disclosures as appropriate.
General

8. Provide us copies of all written communications as defined by Rule 405 under the
         Securities Act that you or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Suying Liu
Mountain Crest Acquisition Corp.
March 19, 2020
Page 3

       You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or Kevin Stertzel, Staff
Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
3345 or Edward M. Kelly, Senior Counsel at (202) 551-3728 with any other questions.



FirstName LastNameSuying Liu                              Sincerely,
Comapany NameMountain Crest Acquisition Corp.
                                                          Division of
Corporation Finance
March 19, 2020 Page 3                                     Office of
Manufacturing
FirstName LastName